

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2017

Todd Hutchen
Vice President, General Counsel and Secretary
IBM Credit LLC
1 North Castle Drive
Armonk, New York 10504-1785

>   **Re: IBM Credit LLC**
>   **Registration Statement on Form 10-12G**
>   **Filed May 5, 2017**
>   **File No. 000-55786**

Dear Mr. Hutchen:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　Sincerely,

　　　　　　　　　　/s/ Dietrich A. King

　　　　　　　　　　Assistant Director